SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

First Nine Months 2007

Portugal Telecom

Earnings Release

Lisbon, Portugal, 14 November 2007

Portugal Telecom announced today its results for the first nine months ended 30 September 2007.

In 9M07, consolidated operating revenues amounted to Euro 4,531 million, an increase of 5.7% y.o.y. EBITDA increased by 11.8% y.o.y to Euro 1,726 million, equivalent to a margin of 38.1%, and income from operations increased by 29.2% y.o.y to Euro 910 million. Net income for the period amounted to Euro 670 million, an increase of 27.2% over the same period of last year. EBITDA minus Capex increased by 15.5% y.o.y to Euro 1,227 million. As at 30 September 2007, net debt amounted to Euro 4,332 million and after-tax unfunded post retirement benefit obligations totalled Euro 917 million.

PT’s financial results have been prepared in accordance with International Financial Reporting Standards (IFRS). Following the approval of the PT Multimedia spin-off at PT’s Annual Shareholders’ Meeting on 27 April 2007, PT Multimedia was considered as a discontinued operation for reporting purposes. For a detailed discussion of PT Multimedia’s results, please refer to PTM’s First Nine Months 2007 Earnings Release.

Table 1 _ Consolidated Financial Highlights	Euro million

	3Q07	3Q06	y.o.y	9M07	9M06	y.o.y
Operating revenues	1,574.9	1,479.4	6.5%	4,530.7	4,285.1	5.7%
Operating costs, excluding D&A	996.0	930.9	7.0%	2,805.0	2,741.0	2.3%
EBITDA (1)	578.9	548.5	5.5%	1,725.7	1,544.1	11.8%
Income from operations (2)	303.4	265.8	14.1%	909.6	704.2	29.2%
Net income	241.0	125.4	92.1%	670.1	527.0	27.2%
Capex	191.6	200.3	(4.3)%	498.4	481.2	3.6%
Capex as % of revenues (%)	12.2	13.5	(1.4pp )	11.0	11.2	(0.2pp )
EBITDA minus Capex	387.3	348.3	11.2%	1,227.3	1,062.9	15.5%
Net debt	4,331.7	4,108.2	5.4%	4,331.7	4,108.2	5.4%
After-tax unfunded PRB obligations	916.9	1,471.0	(37.7)%	916.9	1,471.0	(37.7)%
EBITDA margin (3) (%)	36.8	37.1	(0.3pp )	38.1	36.0	2.1pp
Net debt / EBITDA (x) (4)	1.9	1.9	(0.0x )	1.9	2.0	(0.1x )
Adjusted net debt / EBITDA (x) (5)	2.3	2.5	(0.3x )	2.3	2.7	(0.4x )
EBITDA / net interest (x)	10.5	8.6	1.9x	11.8	9.0	2.9x

(1) EBITDA = income from operations + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (3) EBITDA margin = EBITDA / operating revenues. (4) Net debt divided by EBITDA. (5) Net debt plus after-tax unfunded post retirement benefit obligations divided by EBITDA.

Financial Review

Income Statement

Consolidated operating revenues increased by 5.7% y.o.y in 9M07 (+6.5% y.o.y in 3Q07), driven by growth at Vivo, TMN and Other Businesses. Vivo operating revenues increased by 13.8% y.o.y in Euros and by 12.8% y.o.y in Reais in 9M07, on the back of continued growth in customers and ARPU, as well as the impact of the change in interconnection regime (July 2006). TMN operating revenues increased by 1.3% y.o.y (+1.6% y.o.y in 3Q07), whilst billing revenues increased by 2.1% y.o.y (+2.4% y.o.y in 3Q07), underpinned by continued customer growth, particularly in postpaid and wireless broadband. Excluding the negative impact of mobile termination rate (MTR) cuts, operating revenues would have increased by 2.6% y.o.y in 9M07. Wireline operating revenues decreased by 5.7% y.o.y in 9M07, as a result of the impact of continued line loss and pricing pressure on retail revenues, notwithstanding the improvement in wholesale and data & corporate revenues. Other revenues increased to Euro 137 million mainly as a result of a higher contribution of MTC (Euro 77 million), which was only consolidated as from September 2006, and the increase in revenues of other fully consolidated subsidiaries.

Table 2 _ Consolidated Income Statement (1)	Euro million

	3Q07	3Q06	y.o.y	9M07	9M06	y.o.y
Operating revenues	1,574.9	1,479.4	6.5%	4,530.7	4,285.1	5.7%
Wireline	484.1	513.3	(5.7)%	1,477.0	1,566.7	(5.7)%
Domestic mobile • TMN	401.9	395.8	1.6%	1,130.0	1,115.7	1.3%
Brazilian mobile • Vivo (1)	645.9	555.1	16.3%	1,786.2	1,569.5	13.8%
Other and eliminations	43.0	15.2	182.7%	137.4	33.1	n.m.
Operating costs, excluding D&A	996.0	930.9	7.0%	2,805.0	2,741.0	2.3%
Wages and salaries	155.2	158.1	(1.9)%	477.8	490.3	(2.6)%
Post retirement benefits	8.9	19.4	(54.0)%	(8.4)	43.3	n.m.
Direct costs	238.2	212.9	11.9%	666.3	525.6	26.8%
Commercial costs	280.1	249.6	12.2%	746.3	735.0	1.5%
Other operating costs	313.6	290.8	7.8%	923.0	946.7	(2.5)%
EBITDA (2)	578.9	548.5	5.5%	1,725.7	1,544.1	11.8%
Depreciation and amortisation	275.5	282.7	(2.6)%	816.1	839.9	(2.8)%
Income from operations (3)	303.4	265.8	14.1%	909.6	704.2	29.2%
Other expenses (income)	61.2	77.9	(21.4)%	172.3	122.7	40.4%
Curtailment costs	57.2	70.6	(19.0)%	141.6	95.7	48.0%
Net losses (gains) on disposal of fixed assets	(5.7)	(1.2)	n.m.	(4.8)	(2.5)	89.8%
Net other costs (gains)	9.7	8.5	14.8%	35.4	29.5	20.0%
Income before financ. & inc. taxes	242.2	187.9	28.9%	737.3	581.5	26.8%
Financial expenses (income)	(80.2)	19.1	n.m.	(169.3)	125.0	n.m.
Net interest expenses	54.9	61.8	(11.1)%	145.8	172.4	(15.5)%
Equity in losses (earnings) of affiliates	(42.5)	(40.6)	4.7%	(95.4)	(86.2)	10.6%
Net other financial losses (gains)	(92.6)	(2.0)	n.m.	(219.7)	38.8	n.m.
Income before income taxes	322.3	168.8	91.0%	906.6	456.5	98.6%
Provision for income taxes	(70.1)	(58.0)	21.0%	(211.2)	7.4	n.m.
Income from continued operations	252.2	110.9	127.5%	695.4	464.0	49.9%
Income from discontinued operations	12.3	17.7	(30.4)%	40.9	62.9	(34.9)%
Losses (income) attributable to minority interests	(23.5)	(3.1)	n.m.	(66.3)	0.1	n.m.
Consolidated net income	241.0	125.4	92.1%	670.1	527.0	27.2%

(1) Considering a Euro/Real average exchange rate of 2.7167 in 9M06 and 2.6921 in 9M07. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains).

EBITDA increased by 11.8% y.o.y in 9M07 to Euro 1,726 million, with the EBITDA margin improving by 2.1pp y.o.y to 38.1%. Adjusting for exceptional items (Table 3) related to prior years service gains at Wireline and provisions at Vivo (2Q06), EBITDA would have increased by 8.3% y.o.y, which results in a margin expansion of 0.9pp to 37.3%. The improvement in EBITDA in the period was driven primarily by growth in the mobile divisions, Vivo and TMN, and the increase in Other Businesses. Vivo EBITDA increased by 28.3% y.o.y (27.1% y.o.y in local currency), on the back of the strong improvement in underlying EBITDA (+16.8% in local currency) and the impact of a one-off provision recorded in 9M06 (Euro 30 million). As for TMN, continued top line growth, against a backdrop of strong commercial activity (190 thousand net additions in 3Q07), combined with strict cost control, resulted in an EBITDA growth of 3.3% y.o.y (+4.5% y.o.y in 3Q07). Wireline EBITDA increased by 0.7% y.o.y, mainly as a result of the increase in prior years service gains in 2007, resulting from the reduction in post retirement benefits. Excluding this impact, underlying EBITDA would have decreased by 2.4% y.o.y, with the 1.6pp improvement in underlying EBITDA margin resulting from the continued reduction in personnel-related and other operating costs. Other EBITDA increased to Euro 60 million in 9M07, mainly as a result of the increase in the contribution of MTC (Euro 40 million), which was only consolidated as from September 2006, and the increase in EBITDA of other fully consolidated subsidiaries.

Table 3 _ EBITDA by Business Segment (1) (2)	Euro million

	3Q07	3Q06	y.o.y	9M07	9M06	y.o.y
Wireline	220.0	234.2	(6.1)%	726.0	721.1	0.7%
Domestic mobile • TMN	181.5	173.7	4.5%	509.0	492.5	3.3%
Brazilian mobile • Vivo (1)	156.1	138.1	13.0%	430.8	335.8	28.3%
Other	21.3	2.5	n.m.	60.0	(5.2)	n.m.
Total EBITDA (2)	578.9	548.5	5.5%	1,725.7	1,544.1	11.8%
EBITDA margin (%)	36.8	37.1	(0.3pp )	38.1	36.0	2.1pp
Net impact of exceptional items	0.0	0.0	n.m.	(36.2)	15.3	n.m.
Prior years service gains related to vested rights	0.0	0.0	n.m.	(36.2)	(14.6)	147.4%
Vivo provision related to bad debt	––	––		––	30.0	n.m.
EBITDA excluding exceptional items	578.9	548.5	5.5%	1,689.5	1,559.4	8.3%
EBITDA margin (%)	36.8	37.1	(0.3pp )	37.3	36.4	0.9pp

(1) Considering a Euro/Real average exchange rate of 2.7167 in 9M06 and 2.6921 in 9M07. (2) EBITDA = income from operations + depreciation and amortisation.

The impact in 9M07 of the reduction in mobile termination rates throughout 2006 was as follows:

Table 4 _ Impact of Mobile Termination Rate Cuts	Euro million

	3Q07	9M07
Revenues	3.2	19.6
Wireline	0.7	5.4
Domestic mobile • TMN	2.5	14.2
EBITDA	1.3	8.6
Wireline	0.1	1.5
Domestic mobile • TMN	1.2	7.1

Curtailment costs amounted to Euro 142 million in 9M07, as compared to Euro 96 million in the previous year. Curtailment costs in 9M07 were related to the reduction in headcount of 482 employees.

Net interest expenses decreased by 15.5% y.o.y to Euro 146 million in 9M07, mainly as a result of the reduction in the average cost of debt in Portugal and Brazil, as well as the decrease in Vivo’s average net debt in the period, and not withstanding the increase in PT’s average net debt in the period.

Excluding Brazil and the interest cost associated with the PTM equity swap (settled in 2Q07), PT’s average cost of debt was 3.5% in 9M07, as compared to 3.8% in the same period of last year.

Equity in earnings of affiliates increased to Euro 95 million in 9M07, as compared to Euro 86 million in 9M06, primarily as a result of the increase in PT’s share in the earnings of Unitel (Euro 65 million in 9M07 vs. Euro 60 million in 9M06), UOL (Euro 9 million in 9M07 vs. Euro 5 million in 9M06) and CTM (Euro 13 million in 9M07 vs. Euro 11 million in 9M06).

Net other financial gains, which include net foreign currency gains, net gains on financial assets and net other financial expenses, amounted to Euro 220 million in 9M07, as compared to losses of Euro 39 million in 9M06. In 9M07, net gains on financial assets included gains related to: (1) the sale of 22% of Africatel (Euro 110 million), the holding company that aggregates all of PT’s interests in Africa excluding Médi Télécom; (2) the equity swap contracts on PTM shares (Euro 77 million in 9M07 vs. Euro 6 million in 9M06); (3) the disposal of the investment in the shares of Banco Espírito Santo (Euro 36 million), and (4) the cash settlement of equity swaps on own shares (Euro 31 million). Net other financial expenses, which include mainly banking services, financial discounts and other financing costs, amounted to Euro 26 million in 9M07, which compares with Euro 37 million in 9M06. This reduction is mainly related to the financial taxes paid by Vivo in 9M06 in connection with its debt restructuring last year.

Provision for income taxes amounted to Euro 211 million in 9M07, as compared to a gain of Euro 7 million in 9M06. The change in this item is primarily explained by the Euro 53 million tax credit booked in 1Q06, in connection with the liquidation of a holding company, and by the Euro 142 million gain booked in 2Q06, in connection with the reduction of deferred tax liabilities resulting from the voluntary taxation of certain capital gains. Adjusting for these one-off effects, the provision for income taxes in 9M06 would have amounted to Euro 188 million, with the adjusted effective tax rate falling from 41% in 9M06 to 23% in 9M07, mainly as a result of: (1) the reduction in the nominal tax rate in Portugal from 27.5% in 2006 to 26.5% in 2007; (2) the decrease in allowances for deferred taxes on tax losses generated by Vivo, following the corporate restructuring completed at the end of 2006, and (3) the booking of the non-taxable capital gains related to the disposals of 22% of Africatel and the investment in the shares of BES.

Income from discontinued operations includes the earnings of PT Multimedia before minority interests, as a result of the spin-off of this division. In 9M07, this item included costs related to the spin-off process amounting to Euro 18 million (Euro 13 million, net of tax) in connection with employee, organisational and IT restructuring costs.

Income attributable to minority interests increased to Euro 66 million in 9M07 from losses of Euro 0.1 million in the previous year, mainly as a result of: (1) the increase in income attributable to Vivo minority interests (income of Euro 10 million in 9M07 vs. loss of Euro 38 million in 9M06), and (2) the income attributable to MTC minority interests (Euro 17 million in 9M07 vs. Euro 2 million in 9M06), which was consolidated as from September 2006.

Table 5 _ Net Income Excluding Exceptional Items	Euro million

	3Q07	3Q06	y.o.y	9M07	9M06	y.o.y
Net income	241.0	125.4	92.1%	670.1	527.0	27.2%
Net impact of exceptional items	(68.1)	41.7	n.m.	(134.9)	(128.6)	4.9%
Vivo provision related to bad debt	––	––		––	30.0
Prior years service gains related to vested rights	––	––		(36.2)	(14.6)
Curtailment costs	57.2	70.6		141.6	95.7
PTM equity swap gains	––	(13.1)		(77.4)	(6.1)
PT equity swap gains	––	––		(31.2)	––
BES disposal gain	––	––		(35.7)	––
Africatel disposal	(110.1)	––		(110.1)	––
Tax credit	––	––		––	(53.3)
Voluntary taxation on deferred tax gains	––	––		––	(142.0)
PTM spin-off costs	––	––		18.2	––
Tax effect on stated exceptional items	(15.2)	(15.8)		(4.0)	(30.8)
Minority interests on stated adjustments	––	––		––	(7.4)
Net income excluding exceptional items	172.9	167.1	3.4%	535.2	398.4	34.3%

Net income amounted to Euro 670 million in 9M07, an increase of 27.2% y.o.y, primarily as a result of the increase in EBITDA and higher net financial gains, more than offsetting the increase in curtailment costs in 9M07 and lower provision for income taxes in 9M06. Adjusting for the various impacts described above, net income excluding exceptional items would have increased by 34.3% y.o.y in 9M07 to Euro 535 million (see table 5).

Capex

Capex increased by 3.6% y.o.y to Euro 498 million in 9M07, with the decrease in Vivo capex being more than offset by the capex increase in the remaining divisions. Wireline capex was directed towards network upgrades to provide greater bandwidth, in part related to IPTV services launched in June 2007 and client-related capex, while at TMN capex was directed towards the build up of network capacity and 3G/3.5G coverage. TMN capex also included a contribution of Euro 8 million to a fund for the development of the information society, under the terms of the UMTS licence. At Vivo, capex was directed towards the GSM/EDGE overlay and network coverage and capacity. Other capex includes capex related to consolidated businesses not included in the main segments and support companies. In 9M07, other capex increased to Euro 47 million, as compared to Euro 30 million in 9M06, mainly as a result of the increase in the contribution of MTC (Euro 21 million), which was consolidated as from September 2006.

Table 6 _ Capex by Business Segment (1)	Euro million

	3Q07	3Q06	y.o.y	9M07	9M06	y.o.y
Wireline	60.9	61.0	(0.2)%	165.6	160.6	3.1%
Domestic mobile • TMN	40.3	43.5	(7.2)%	111.3	95.0	17.2%
Brazilian mobile • Vivo (1)	69.7	80.9	(13.9)%	174.9	195.5	(10.6)%
Other	20.7	14.9	39.4%	46.7	30.1	54.8%
Total capex	191.6	200.3	(4.3)%	498.4	481.2	3.6%
Capex as % of revenues (%)	12.2	13.5	(1.4pp )	11.0	11.2	(0.2pp )

(1) Considering a Euro/Real average exchange rate of 2.7167 in 9M06 and 2.6921 in 9M07.

Cash Flow

Operating cash flow amounted to Euro 1,025 million in 9M07, a decrease of 7.4% y.o.y. The reduction in operating cash flow is explained by the increase in working capital investment in 9M07, primarily as a result of higher commercial activity at TMN and Vivo, higher management fees and the consolidation of MTC as from September 2006.

Table 7 _ Free Cash Flow	Euro million

	3Q07	3Q06	y.o.y	9M07	9M06	y.o.y
Operating cash flow	404.1	473.4	(14.6)%	1,025.4	1,107.2	(7.4)%
Net disposal (acquisition) of financial investments	117.0	(107.7)	n.m.	325.5	(142.1)	n.m.
Interest paid	(23.9)	(51.5)	(53.6)%	(213.6)	(299.1)	(28.6)%
Contributions and payments related to PRB	(50.4)	(57.5)	(12.4)%	(97.2)	(204.8)	(52.5)%
Income taxes paid	(69.0)	(10.8)	n.m.	(178.2)	(30.5)	n.m.
Other cash movements (1)	(3.4)	(23.5)	(85.6)%	52.8	19.5	171.0%
Free cash flow	374.4	222.4	68.4%	914.8	450.3	103.2%

(1) Includes dividends received from PTM (Euro 54 million in 9M07 vs. Euro 58 million in 9M06) and Unitel (Euro 27 million in 9M07 vs. Euro 2 million in 9M06).

Free cash flow increased to Euro 915 million in 9M07 from Euro 450 million in 9M06, primarily as a result of: (1) the increase in net disposal of financial investments; (2) lower interest paid, and (3) lower contributions and payments related to post retirement benefits, as a result of the Euro 83 million reimbursement made in 9M07 by PT Prestações, the fund created to cover healthcare responsibilities, on account of healthcare expenses paid by PT in 2007 and in previous years. These effects were partially offset by higher income taxes paid, which increased since PT’s tax losses carried forward were fully used in 2006.

Net disposals of financial investments in 9M07 included primarily the disposal of the investment in the shares of BES (Euro 110 million), the cash settlement of the PTM equity swap (Euro 94 million) and the proceeds from the disposal of a 22% stake in Africatel (Euro 117 million). In 9M06, net acquisitions of financial investments included mainly the acquisition of 34% stake in MTC (Euro 108 million) and PT’s share in the capital increase of BES (Euro 19 million).

The reduction in interest paid from Euro 299 million in 9M06 to Euro 214 million in 9M07 is explained mainly by the fact that PT paid in 9M06 the last annual interest installment (Euro 52 million) of the Eurobond repaid in 2006 and by the decrease in Vivo’s interest payments following the debt restructuring undertaken in 2006.

Consolidated Net Debt

Consolidated net debt amounted to Euro 4,332 million as at 30 September 2007, as compared to Euro 3,757 million as at 31 December 2006. The increase in net debt over the period is explained primarily by the share buyback, currently under execution, and the dividends paid in May 2007.

As at 30 September 2007, 82.2% of total debt was medium and long-term, and 69.5% of total debt was set in fixed rates. As at 30 September 2007, 85.9% of total debt was denominated in Euros, 0.2% in US Dollars and 13.6% in Brazilian Reais. The 50% share of Vivo’s net debt, proportionally consolidated by PT, amounted to Euro 438 million as at 30 September 2007. At the end of September 2007, approximately 96% of Vivo’s net debt was either Real-denominated or hedged into Reais.

Table 8 _ Change in Net Debt	Euro million

	3Q07	3Q06	9M07	9M06
Net debt (initial balance)	4,280.4	4,380.5	3,756.6	3,672.5
Less: PTM net debt as at 31 December 2006	0.0	0.0	178.9	0.0
Plus: MTC net cash position as at 31 August 2006	0.0	(42.1)	0.0	(42.1)
Less: free cash flow	374.4	222.4	914.8	450.3
PTM cash flow	0.0	(18.1)	0.0	62.2
Market value of the exchangeable bond options	(56.6)	0.0	(56.6)	0.0
Translation effect on foreign currency debt	(6.4)	1.1	28.5	(7.2)
Dividends paid (1)	0.0	0.0	529.7	530.4
Acquisitions of treasury shares (2)	488.7	0.0	1,050.3	62.1
Extraordinary contribution to pension fund	0.0	0.0	117.0	300.0
Other (3)	0.0	9.2	0.0	(19.3)
Net debt (final balance)	4,331.7	4,108.2	4,331.7	4,108.2
Change in net debt	51.3	(272.2)	575.1	435.8
Change in net debt (%)	1.2%	(6.2)%	15.3%	11.9%

(1) In 9M07, this item included dividends paid by PT (Euro 517 million) and its subsidiaries. (2) In 9M07, PT contracted equity swaps over 103 million own shares under the share buyback programme currently being executed. (3) In 9M06, this item included Euro 27 million related to the price reset of the equity swap contracts over PTM shares.

The total undrawn amount of PT’s commercial paper lines and standby facilities stood at Euro 1,340 million as at 30 September 2007. The amount of available cash from the domestic operations plus the undrawn amount of PT’s commercial paper lines and standby facilities totalled Euro 2,336 million at the end of September 2007.

In 9M07, PT’s average cost of debt and maturity was 4.9% and 6.9 years respectively, including loans obtained in Brazil and denominated in Reais. Excluding Brazil and the interest cost associated with the PTM equity swap (settled in 2Q07), PT’s average cost of debt was 3.5% in 9M07. The debt maturity excluding Brazil was 7.0 years at the end of September 2007. In 9M07, the net debt to EBITDA ratio was 1.9 times and EBITDA cover was 11.8 times. Considering the after-tax unfunded post retirement obligations, the adjusted net debt to EBITDA ratio decreased to 2.3 times in 9M07 from 2.7 times in 9M06.

In July 2007, PT successfully issued a Euro 750 million exchangeable bond with a maturity of 7 years. The coupon was fixed at 4.125% and the exchange price at Euro 13.9859, which was adjusted to Euro 11.60 following the spin-off of PT’s interest in PT Multimedia.

Post Retirement Benefit Obligations

As at 30 September 2007, the projected benefit obligations (PBO) of PT’s post retirement benefits amounted to Euro 4,305 million. PT’s post-retirement benefit plans have been closed to new participants since 1994 for pensions and 2000 for healthcare.

Gross unfunded obligations decreased by Euro 407 million in 9M07 to Euro 1,247 million, as a result of the net actuarial gains booked in the period (Euro 322 million) and the Euro 117 million extraordinary contribution made in 9M07, notwithstanding the Euro 142 million curtailment charge. As part of the semi-annual actuarial study, the discount rates used to calculate the PBO were adjusted to reflect the evolution of market yields. As such, the discount rate used for pensions and healthcare obligations was increased from 4.75% to 5.25% and the discount rate used for salaries from 4.25% to 4.75%. The after-tax unfunded obligations amounted to Euro 917 million at the end of September 2007.

In 1H07, PT recorded prior years service gains of Euro 42 million following the introduction of changes to the Social Security rules (DL 187/2007) and adjustments to the growth rate used to calculate pension complements introduced by PT. These prior years services gains included Euro 36 million related to vested rights (recorded directly in the income statement) and Euro 6 million related to unvested rights (deferred and amortised over the average working life of active employees). In addition, recent changes introduced by the Portuguese Government to the Social Security rules (Law 52/2007) are estimated to have a positive impact of approximately Euro 80-90 million on PT’s PBO, which will be recorded following the completion of the next actuarial study at the end 4Q07.

Table 9 _ Change in Gross Unfunded Obligation	Euro million

	9M07	9M06	Change	y.o.y
Gross unfunded obligations (initial balance)	1,654.4	2,635.9	(981.4)	(37.2)%
Changes in the consolidation perimeter	0.0	2.6	(2.6)
PRB costs (1)	(6.8)	43.3	(50.2)
Curtailment costs	141.6	95.7	45.9
Contributions and payments (2)	(214.2)	(504.8)	290.6
Net actuarial gains	(321.6)	(247.2)	(74.4)
Prior years service gains related to unvested rights	(6.0)	0.0	(6.0)
Gross unfunded obligations (final balance)	1,247.5	2,025.5	(778.1)	(38.4)%
After-tax unfunded obligations	916.9	1,471.0	(554.2)	(37.7)%

(1) In 9M07, the PRB cost recorded in the income statement amounted to a gain of Euro 8.4 million, including a gain of Euro 1.6 million related to the amortisation of prior years service gains on unvested rights. (2) In 9M07, this item included: (i) Euro 33 million of regular contributions; (ii) Euro 124 million of payments of salaries to pre-retired and suspended employees and other; (iii) Euro 5 million related to upfront payments of certain redundancies; (iv) Euro 65 million of net reimbursements related to healthcare benefits, and (v) Euro 117 million related to an extraordinary contribution to the pension funds.

As set out below, post retirement benefit costs were Euro 8 million negative (gain) in 9M07, mainly as a result of the prior years service gains of Euro 36 million recorded in the period. The decrease in service cost in 9M07 is explained primarily by the reduction in healthcare obligations that occurred at the end of 2006, while the Euro 18 million decrease in net interest cost is explained by the narrowing of the unfunded gap.

Table 10 _ Post retirement benefits costs	Euro million

	9M07	9M06
Service cost	12.1	22.3
Interest cost	154.1	161.5
Expected return on assets	(136.8)	(125.8)
Prior years service gains (1)	(37.8)	(14.6)
Post retirement benefits costs	(8.4)	43.3

(1) In 9M07, this item includes Euro 36.2 million related to vested rights and Euro 1.6 million related to the amortisation of prior years service gains on unvested rights.

Shareholders’ Equity

Table 11 _ Change in Shareholders’ Equity (excluding Minority Interests)	Euro million

	3Q07	9M07
Equity before minority interests (initial balance)	2,003.0	2,255.2
Net income	241.0	670.1
Currency translation adjustments (1)	(15.3)	192.7
Net actuarial gains, net of tax effect	0.0	236.4
Dividends paid	0.0	(516.5)
Acquisition of treasury stock (2)	(488.7)	(1,050.3)
Market value of the exchangeable bond option	57.1	57.1
Hedge accounting of financial instruments and change in FV of investments available for sale (3)	(2.3)	(20.3)
Other (4)	(1.3)	(30.9)
Equity before minority interests (final balance)	1,793.6	1,793.6
Change in equity before minority interests	(209.4)	(461.7)
Change in equity before minority interests (%)	(10.5)%	(20.5)%

(1) This item is primarily related to the changes in the Euro/Real exchange rate. (2) In 9M07, PT contracted equity swaps over 103 million own shares under the share buyback programme currently being executed. (3) In 9M07, this item includes Euro 36 million corresponding to the offset of the gain obtained on the disposal of the investment in the shares of Banco Espírito Santo recorded in the income statement in 2Q07. (4) This item includes primarily Euro 28 million related to price resets on existing equity swap contracts on own shares.

As at 30 September 2007, shareholders’ equity excluding minority interests amounted to Euro 1,794 million, a decrease of Euro 462 million in 9M07. Distributable reserves decreased by Euro 550 million to Euro 2,178 million at the end of September of 2007, with the impact of the share capital restructuring (Euro 440 million), as approved by shareholders on 27 April 2007, and the net income generated in 9M07 under Portuguese GAAP (Euro 577 million) being more than offset by the acquisition of treasury shares in 3Q07 (Euro 1,050 million) and the dividends paid in 2Q07 (Euro 517 million).

As at 13 November 2007, PT had a total of 123.7 million own shares, held through treasury stock and equity swap contracts, in the amount of Euro 1,265 million.

Table 12 _ Change in Distributable Reserves	Euro million

	3Q07	9M07
Distributable reserves (initial balance)	3,017.1	2,727.8
Dividends paid	0.0	(516.5)
Net income under Portuguese GAAP	211.1	576.9
Share capital restructuring	0.0	440.3
Acquisition of treasury stock (1)	(1,050.3)	(1,050.3)
Other	0.0	(0.2)
Distributable reserves (final balance)	2,177.9	2,177.9
Change in distributable reserves in the period	(839.1)	(549.8)
Change in distributable reserves in the period (%)	(27.8)%	(20.2)%

(1) In 3Q07, PT acquired 103 million own shares for a total amount of Euro 1,050 million, through the exercise of the physical settlement option of equity swaps contracted under the share buyback programme currently being executed.

Adjusting for the PTM spin-off, distributable reserves at the end of September 2007 would have amounted to Euro 1,807 million.

Consolidated Balance Sheet

As at 30 September 2007, the net exposure (assets minus liabilities) to Brazil amounted to R$ 7,534 million (Euro 2,884 million at the Euro/Real exchange rate of 30 September 2007). The assets denominated in Brazilian Reais in the balance sheet, as at 30 September 2007, amounted to Euro 5,209 million, equivalent to approximately 38% of total assets.

Following the approval of the PT Multimedia spin-off by PT shareholders at the AGM of 27 April 2007, PTM was considered as a discontinued operation for reporting purposes. The book value of PT Multimedia, under IFRS, in PT’s accounts (assets minus liabilities minus attributable minority interests) amounted to Euro 400 million as at 30 September 2007.

Table 13 _ Consolidated Balance Sheet (1)	Euro million

	30 September 2007	31 December 2006
Cash and equivalents	1,454.1	2,083.7
Accounts receivable, net	1,448.0	1,417.0
Inventories, net	171.6	130.3
Financial investments	535.8	631.5
Intangible assets, net	3,115.1	3,490.9
Tangible assets, net	3,506.4	3,942.0
Accrued post retirement asset	138.6	134.1
Other assets	1,004.3	1,050.5
Deferred tax assets and prepaid expenses	1,084.5	1,291.4
Assets of discontinued operations (PTM)	1,119.9	0.0
Total assets	13,578.3	14,171.2
Accounts payable	905.5	1,115.1
Gross debt	5,785.8	5,840.3
Accrued post retirement liability (2)	1,409.5	1,807.6
Other liabilities	1,886.9	1,995.7
Deferred tax liabilities and deferred income	339.0	306.5
Liabilities of discontinued operations (PTM)	551.3	0.0
Total liabilities	10,878.1	11,065.2
Equity before minority interests	1,793.6	2,255.2
Minority interests	906.7	850.8
Total shareholders’ equity	2,700.2	3,106.0
Total liabilities and shareholders’ equity	13,578.3	14,171.2

(1) Considering a Euro/Real exchange rate of 2.8118 at year-end 2006 and 2.6125 at the end of September 2007. (2) In 9M07, this item includes Euro 24 million related to prior years service gains on unvested rights not yet recognised.

Operating Review

Wireline

Wireline operating revenues decreased by 5.7% y.o.y in 3Q07 to Euro 484 million, with the reduction in retail revenues more than offsetting the increase in wholesale and data & corporate revenues in the quarter.

Table 14 _ Wireline Income Statement (1)	Euro million

	3Q07	3Q06	y.o.y	9M07	9M06	y.o.y
Operating revenues	484.1	513.3	(5.7)%	1,477.0	1,566.7	(5.7)%
Retail	252.6	289.4	(12.7)%	778.5	896.6	(13.2)%
Voice	208.2	244.1	(14.7)%	641.2	761.5	(15.8)%
Data	44.5	45.3	(1.9)%	137.3	135.0	1.6%
Wholesale	125.4	117.8	6.5%	360.6	348.5	3.5%
Data & corporate	65.0	62.0	4.8%	198.7	186.6	6.5%
Other wireline revenues	41.1	44.0	(6.7)%	139.2	135.1	3.0%
Operating costs, excluding D&A	264.1	279.1	(5.4)%	751.0	845.7	(11.2)%
Wages and salaries	61.8	68.6	(10.0)%	188.6	207.6	(9.2)%
Post retirement benefits	8.8	19.3	(54.1)%	(8.6)	43.1	n.m.
Direct costs	92.2	89.7	2.7%	264.6	266.6	(0.8)%
Commercial costs	20.8	20.4	2.2%	62.0	61.6	0.7%
Other operating costs	80.5	81.1	(0.8)%	244.4	266.8	(8.4)%
EBITDA (2)	220.0	234.2	(6.1)%	726.0	721.1	0.7%
EBITDA excluding exceptional items (3)	220.0	234.2	(6.1)%	689.8	706.4	(2.4)%
Depreciation and amortisation	83.5	86.6	(3.6)%	246.2	257.5	(4.4)%
Income from operations (4)	136.5	147.6	(7.5)%	479.8	463.5	3.5%
EBITDA margin	45.4%	45.6%	(0.2pp )	49.2%	46.0%	3.1pp
EBITDA margin excluding exceptional items	45.4%	45.6%	(0.2pp )	46.7%	45.1%	1.6pp
Capex	60.9	61.0	(0.2)%	165.6	160.6	3.1%
Capex as % of revenues	12.6%	11.9%	0.7pp	11.2%	10.3%	1.0pp
EBITDA minus Capex	159.1	173.2	(8.1)%	560.4	560.4	(0.0)%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Adjusts for prior years service gains related to vested rights in the amount of Euro 36 million in 9M07 and Euro 15 million in 9M06. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Retail revenues fell by 12.7% y.o.y in 3Q07 on the back of continued competition from other fixed operators as well as increasing competition from mobile operators, both in voice and broadband. Voice revenues decreased by 14.7% y.o.y in 3Q07, as a result of line loss and increasing pricing pressure, particularly in ULL areas. Data revenues decreased by 1.9% y.o.y as the growth in ADSL retail customers was not sufficient to offset increasing pricing pressure in broadband, from both fixed and mobile operators.

Wholesale revenues increased by 6.5% y.o.y in 3Q07, primarily as a result of the growth in unbundled local loop (ULL) and wholesale line rental (WLR).

Data & corporate revenues increased by 4.8% in 3Q07, as a result of continued focus on providing to corporate customers increasingly more advanced and customised solutions combining telecoms and IT. The growth in the quarter was underpinned by the increase in revenues from VPN and circuits.

Other revenues decreased by 6.7% y.o.y in 3Q07, with the decrease in equipment sales and in directories more than offsetting the growth in portal revenues (+51.8% y.o.y).

EBITDA amounted to Euro 220 million in 3Q07, with the margin remaining broadly flat at 45.4%. The reduction in EBITDA is explained by the decrease in top line, notwithstanding the reduction in personnel related costs. In effect, wages and salaries decreased by 10% y.o.y, as a result of the ongoing curtailment programme and wage increase moderation, while PRB costs fell by 54.1% on the back of the reduction in post retirement benefits and the narrowing of the pension deficit. The net reduction in headcount in 3Q07 reached 140 employees (342 employees in 9M07), improving the efficiency ratio to 632 lines per employee.

Capex remained flat at Euro 61 million in 3Q07, equivalent to 12.6% of operating revenues. Capex was directed mainly towards: (1) network upgrades to provide greater bandwidth to customers; (2) network capacity and information systems to provide IPTV services (soft launch in 2Q07), and (3) client-related capex as a result of investments in terminal equipment for corporate clients. EBITDA minus Capex amounted to Euro 159 million in 3Q07.

ADSL retail accesses increased by 12.6% y.o.y in 3Q07 to 741 thousand, with net additions in the period reaching 26 thousand, driven by the summer campaign. Voice lines fell by 10.5% y.o.y to 3,073 thousand. This decrease is explained by the net disconnection of 40 thousand traffic-generating lines, which is in line with the trend of the past four quarters, and the net disconnection of 34 thousand carrier press-selection lines. In terms of competitors’ lines, voice-only lines (carrier pre-selection + wholesale line rental) decreased by 35 thousand in 3Q07, while ULL net additions fell by 15.9% y.o.y to 22 thousand in 3Q07. The growing presence of GSM-based fixed offers and wireless broadband has contributed further to fixed-mobile migration. The increase in voice net additions of cable competitors, on the back of triple-play offers, also contributed to the reduction in fixed lines in the period.

As part of the strategy to improve line retention and provide better value-for-money to its customers, PT has developed an extensive offer of flat-rate pricing plans. This has resulted to a large extent in a stabilisation of retail MOU. Currently, 51% of PT’s residential customers have a flat-rate pricing plan.

In terms of triple-play services, PT launched its IPTV-based offer at the end of June 2007. At the end of 3Q07, PT had added a total of 6 thousand IPTV customers. The triple-play offer includes 42 pay-TV channels (of which 10 are a la carte), a broadband access of up to 8MB and unlimited fixed-to-fixed calls. Additionally, customers can buy premium services, such as SportTV (premium sports), premium movie channels and VOD services. The service is provided using ADSL 2+ and is available for up to two televisions per home. PT was the first operator in Portugal to introduce HDTV and has the most extensive VOD offer in the market.

Table 15 _ Wireline Operating Data

	3Q07	3Q06	y.o.y	9M07	9M06	y.o.y
Main accesses (‘000)	4,321	4,418	(2.2)%	4,321	4,418	(2.2)%
Retail accesses	3,819	4,092	(6.7)%	3,819	4,092	(6.7)%
PSTN/ISDN	3,073	3,434	(10.5)%	3,073	3,434	(10.5)%
Traffic-generating lines	2,793	2,951	(5.3)%	2,793	2,951	(5.3)%
Carrier pre-selection	279	483	(42.2)%	279	483	(42.2)%
ADSL retail	741	658	12.6%	741	658	12.6%
TV subcribers	6	0	n.m.	6	0	n.m.
Wholesale accesses	501	326	53.8%	501	326	53.8%
Unbundled local loops	267	172	54.8%	267	172	54.8%
Wholesale line rental	172	92	86.7%	172	92	86.7%
ADSL wholesale	63	62	2.1%	63	62	2.1%
Net additions (‘000)	(21)	(15)	44.0%	(83)	(60)	38.6%
Retail accesses	(41)	(117)	(64.5)%	(182)	(263)	(30.7)%
PSTN/ISDN	(73)	(139)	(47.2)%	(244)	(335)	(27.2)%
Traffic-generating lines	(40)	(41)	(3.4)%	(116)	(243)	(52.5)%
Carrier pre-selection	(34)	(98)	(65.5)%	(128)	(92)	39.5%
ADSL retail	26	22	18.0%	56	73	(22.7)%
TV subcribers	6	0	n.m.	6	0	n.m.
Wholesale accesses	20	102	(80.2)%	99	202	(51.2)%
Unbundled local loops	22	27	(15.9)%	71	100	(29.3)%
Wholesale line rental	(1)	72	n.m.	30	92	(67.8)%
ADSL wholesale	(1)	3	n.m.	(2)	10	n.m.
Pricing plans (‘000)	4,481	2,668	67.9%	4,481	2,668	67.9%
ARPU (Euro)	30.4	30.2	0.6%	30.2	30.1	0.6%
Voice	24.5	25.1	(2.3)%	24.4	25.1	(2.7)%
Data	5.9	5.1	14.7%	5.9	5.0	17.2%
Total traffic (million minutes)	3,034	3,244	(6.5)%	9,398	10,128	(7.2)%
Retail traffic	1,261	1,328	(5.0)%	3,920	4,200	(6.7)%
Wholesale traffic	1,774	1,917	(7.5)%	5,478	5,928	(7.6)%
Retail MOU (minutes / month)	155	153	1.2%	158	157	0.6%
Employees	6,839	7,483	(8.6)%	6,839	7,483	(8.6)%

Blended ARPU increased by 0.6% y.o.y in 3Q07 to Euro 30.4, driven by the growth in data ARPU, which increased by 14.7% y.o.y. The increased penetration of ADSL and the growth in IP-based services, including corporate VoIP, more than offset the reduction in voice and broadband ARPU.

Although retail traffic fell by 5.0% y.o.y. in 3Q07, as a result of line loss, retail MOU increased by 1.2% y.o.y in the period to 155 minutes, reflecting the positive impact of the rollout of flat-rate pricing plans. The 7.5% y.o.y reduction in wholesale traffic in 3Q07 is explained primarily by the 59.7% y.o.y decrease in dial-up Internet traffic, as a result of the continued migration to broadband.

Domestic Mobile

Operating revenues increased by 1.6% y.o.y in 3Q07 to Euro 402 million, supported by the growth of service revenues (+2.6% y.o.y) and despite lower equipment sales. Billing revenues increased by 2.4% y.o.y to Euro 301 million on the back of customer growth, particularly in postpaid and wireless broadband. The impact of lower mobile termination rates (MTR) amounted to Euro 2.5 million in 3Q07 and represented an average reduction of 4.3% y.o.y. Excluding this impact, service revenues would have increased by 3.3% y.o.y in 3Q07.

Mobile termination rates currently stand at Euro 11 cents per minute, following the reduction that took place at the beginning of October 2006. The telecom regulator has recently posted for public consultation the MTR schedule for 2008, which proposes a reduction to Euro 8 cents per minute on 1 January 2008, followed by quarterly cuts of Euro 0.5 cents until reaching Euro 6.5 cents per minute on 1 October 2008. The regulator has also indicated that it wishes to reintroduce asymmetry in fixed-to-mobile rates, after having eliminated it in 2005, and in mobile-to-mobile rates and, in line with other European markets, maintain a flat 20% premium for the third operator, subject to a review at the end of 2008. All operators have up to 30 working days to respond to this public consultation.

Table 16 _ Domestic Mobile Income Statement (1)	Euro million

	3Q07	3Q06	y.o.y	9M07	9M06	y.o.y
Operating revenues	401.9	395.8	1.6%	1,130.0	1,115.7	1.3%
Services rendered	364.8	355.7	2.6%	1,031.3	1,017.4	1.4%
Billing	300.6	293.5	2.4%	848.6	831.3	2.1%
Interconnection	64.2	62.1	3.2%	182.7	186.1	(1.8)%
Sales	35.4	37.6	(5.8)%	92.6	91.5	1.2%
Other operating revenues	1.7	2.5	(31.4)%	6.2	6.8	(10.1)%
Operating costs, excluding D&A	220.4	222.1	(0.8)%	621.1	623.2	(0.3)%
Wages and salaries	13.3	13.1	1.5%	38.7	42.3	(8.5)%
Direct costs	73.7	75.6	(2.5)%	211.0	220.5	(4.3)%
Commercial costs	78.8	82.2	(4.2)%	220.1	215.8	2.0%
Other operating costs	54.6	51.1	6.8%	151.3	144.6	4.6%
EBITDA (2)	181.5	173.7	4.5%	509.0	492.5	3.3%
Depreciation and amortisation	52.3	53.2	(1.8)%	158.3	161.5	(2.0)%
Income from operations (3)	129.3	120.5	7.3%	350.6	331.0	5.9%
EBITDA margin	45.2%	43.9%	1.3pp	45.0%	44.1%	0.9pp
Capex	40.3	43.5	(7.2)%	111.3	95.0	17.2%
Capex as % of revenues	10.0%	11.0%	(0.9pp )	9.8%	8.5%	1.3pp
EBITDA minus Capex	141.2	130.2	8.4%	397.7	397.5	0.0%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

EBITDA increased by 4.5% y.o.y to Euro 182 million in 3Q07, notwithstanding significantly higher commercial activity. The negative impact of MTR cuts amounted to Euro 1.2 million in 3Q07. Excluding this impact, EBITDA would have increased by 5.2% y.o.y in 3Q07. In spite of the increase in commercial activity, mainly focused on prepaid to postpaid migration and wireless broadband, the reduction in unitary SARC (-16.9% y.o.y) and the continued focus on reducing addressable costs resulted in an EBITDA margin improvement of 1.3pp y.o.y in 3Q07 to 45.2%.

Capex decreased by 7.2% y.o.y to Euro 40 million in 3Q07, equivalent to 10.0% of operating revenues. Capex was directed primarily towards network capacity, as a result of increased voice and data usage, and 3G/3.5G coverage (approximately 74% of network capex). EBITDA minus Capex increased by 8.4% y.o.y in 3Q07 to Euro 141 million and was equivalent to 35.1% of operating revenues.

Table 17 _ Domestic Mobile Operating Data

	3Q07	3Q06	y.o.y	9M07	9M06	y.o.y
Customers (‘000)	6,004	5,493	9.3%	6,004	5,493	9.3%
Net additions (‘000)	190	131	45.4%	300	181	66.3%
MOU (minutes)	125	124	1.6%	120	120	0.2%
ARPU (Euro)	20.6	21.9	(5.8)%	19.8	21.1	(6.1)%
Customer	16.2	17.0	(4.7)%	15.8	16.6	(4.8)%
Interconnection	3.6	3.8	(5.1)%	3.5	3.9	(9.1)%
Roamers	0.8	1.0	(25.9)%	0.5	0.7	(20.8)%
ARPM (Euro cents)	16.4	17.7	(7.2)%	16.5	17.6	(6.3)%
Data as % of service revenues (%)	15.8	13.2	2.7pp	14.7	12.8	1.9pp
SARC (Euro)	42.1	50.6	(16.9)%	48.1	54.8	(12.2)%
Employees	1,134	1,163	(2.5)%	1,134	1,163	(2.5)%

Total customers increased by 9.3% y.o.y to 6,004 thousand, with net additions in 3Q07, including the initial take-up of the PC / data product targeted at teachers, students and professionals, reaching 190 thousand (+45.4% y.o.y) as a result of the successful summer campaign both for voice and data offers. In early October, TMN celebrated the 6 million customer mark, thus consolidating its leadership position in the market. TMN continued to focus on postpaid, particularly on the corporate segment and on prepaid to postpaid migration. As a result, more than half of net additions in the period were postpaid, which accounted for 22% of total customers at the end of 3Q07.

In 3Q07, TMN continued to focus on having a balanced and broad handset portfolio, with an important component of exclusive handsets, which allows for greater pricing flexibility and thus better control of SARC. For the summer campaign, TMN offered 25 new handsets, of which 19 were exclusive.

In terms of new services, “internetnotelemovel”, which was the first flat-rate offer for Internet and email access on mobile handsets launched in Portugal, has already approximately 100 thousand users. TMN’s priority of continuing to grow the wireless broadband market was also patent in the “e-escolas” programme, a part of the Government’s “Plano Tecnológico” initiative, which aims to provide laptop computers with wireless broadband connectivity, at certain discounts, to schools, teachers, students and info-excluded individuals. This project is being developed as part of TMN’s commitment to the development of the information society, as per the UMTS licence terms.

With regard to the brand, TMN has been increasingly differentiating the way it addresses specific segments of the market, while reinforcing TMN’s overall brand value. As part of this strategy, TMN sponsored several youth-related events, such as surfing meets, contests for new bands (garage sessions), and the most successful summer music festival in Portugal, with the view of strengthening the brand positioning in this key youth segment.

ARPU increased by 4.8% sequentially in 3Q07 to Euro 20.6, while decreasing by 5.8% y.o.y, as a result of lower interconnection and roaming prices, the increasing penetration in lower segments of the market and the growing number of users with multiple SIM cards. Nevertheless, the growth in the average customer base more than offset the dilution in ARPU, allowing service revenues to grow by 2.6% y.o.y in 3Q07. Roamers ARPU decreased by 25.9% y.o.y as a result of the adjustments TMN has been making to its roaming pricing plans, following EU-imposed changes to wholesale roaming prices, which came into effect as of 1 September 2007. Blended MOU increased by 1.6% y.o.y in 3Q07, underpinned by the strong growth in outgoing voice MOU, which increased by 3.9% y.o.y.

Data services continued to contribute strongly to top line growth, with data revenues having increased by 23.5% in 3Q07 and already accounting for 15.8% of service revenues at the end of the period, which compares favourably with 13.2% last year. The increase in data service revenues is primarily based on non-SMS data revenues, which almost doubled on an annual basis and already accounted for 36.3% of total data revenues in 3Q07. This growth in non-SMS data was driven by a strong performance in terms of mobile Internet and wireless broadband. Data usage, measured in kilobytes, increased by more than 6 times in 3Q07 when compared to last year. The number of SMS in 3Q07 reached approximately 188 messages per month per active SMS user. The number of active SMS users reached 46% of total customers at the end of the period.

Brazilian Mobile

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 11.2% y.o.y in 3Q07 to R$ 3,410 million, primarily as a result of the strong growth in service revenues (+13.6% y.o.y), which was underpinned by the growth in customers and in ARPU. Equipment sales increased by 14.1% y.o.y in 3Q07 to R$ 455 million as a result of increased commercial activity.

EBITDA increased by 8.4% y.o.y to R$ 824 million in 3Q07, reflecting the strong underlying performance in terms of top line. Against a backdrop of substantially higher commercial activity (gross additions increasing by 30% y.o.y), total subscriber acquisition and retention costs increased by 23.6% y.o.y in 3Q07. However, the measures implemented over the past year and a half to control bad debt resulted in a significant reduction in bad debt provisions, which offset higher commercial costs. In effect, provisions for bad debt fell by 45.6% y.o.y in 3Q07, equivalent to 1.7% of gross revenues. EBITDA margin in 3Q07 remained broadly flat over the previous year at 24.2%.

Table 18 _ Brazilian Mobile Income Statement (1)	R$ million

	3Q07	3Q06	y.o.y	9M07	9M06	y.o.y
Operating revenues	3,409.9	3,065.4	11.2%	9,617.4	8,527.7	12.8%
Services rendered	2,857.2	2,514.1	13.6%	8,480.2	7,119.8	19.1%
Sales	455.4	399.1	14.1%	934.5	1,131.2	(17.4)%
Other operating revenues	97.4	152.2	(36.0)%	202.7	276.8	(26.8)%
Operating costs, excluding D&A	2,586.0	2,305.2	12.2%	7,298.1	6,703.3	8.9%
Wages and salaries	155.6	153.3	1.5%	501.6	468.9	7.0%
Direct costs	596.7	495.7	20.4%	1,658.5	922.0	79.9%
Commercial costs	962.8	826.1	16.5%	2,510.1	2,531.8	(0.9)%
Other operating costs	870.9	830.1	4.9%	2,627.9	2,780.6	(5.5)%
EBITDA (2)	823.9	760.2	8.4%	2,319.3	1,824.4	27.1%
EBITDA excluding exceptional items (3)	823.9	760.2	8.4%	2,319.3	1,985.9	16.8%
Depreciation and amortisation	670.6	724.0	(7.4)%	1,993.8	2,098.9	(5.0)%
Income from operations (4)	153.2	36.2	n.m.	325.5	(274.5)	n.m.
EBITDA margin	24.2%	24.8%	(0.6pp )	24.1%	21.4%	2.7pp
EBITDA margin excluding exceptional items	24.2%	24.8%	(0.6pp )	24.1%	23.3%	0.8pp
Capex	368.8	445.1	(17.1)%	941.6	1,062.2	(11.4)%
Capex as % of revenues	10.8%	14.5%	(3.7pp )	9.8%	12.5%	(2.7pp )
EBITDA minus Capex	455.1	315.0	44.5%	1,377.7	762.2	80.8%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Adjusts for the one-off provision related to bad debt booked in 2Q06 in the amount of R$ 162 million. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Capex decreased by 17.1% y.o.y to R$ 369 million in 3Q07, equivalent to 10.8% of operating revenues. Capex in 3Q07 was directed towards: (1) the implementation of the GSM/EDGE overlay, and (2) network coverage and quality. The GSM/EDGE network overlay was implemented in record time and already covers 99% of the municipalities with CDMA coverage. Approximately 90% of the capex related to the initial GSM/EDGE rollout, as announced in July 2006, has been already invested.

On 2 August, Vivo reached an agreement to acquire Telemig Celular and Amozonia Celular. Anatel has already approved the acquisition of Telemig Celular and is currently reviewing the acquisition of Amazonia Celular. Additionally, on 25 September, Vivo acquired 1.9 GHz frequencies in all of the regions where it did not operate, in particular in the Northeast states. Vivo has thus achieved full nationwide coverage in Brazil, which has been a long-standing objective of the company and should consolidate its leadership position in the mobile market.

Table 19 _ Brazilian Mobile Operating Data (1)

	3Q07	3Q06	y.o.y	9M07	9M06	y.o.y
Customers (‘000) (2)	31,320	28,726	9.0%	31,320	28,726	9.0%
Net additions (‘000)	1,080	201	n.m.	2,267	(1,079)	n.m.
MOU (minutes)	77	77	0.0%	76	71	8.1%
ARPU (R$)	30.8	28.7	7.4%	30.2	26.0	16.2%
Customer	17.6	15.8	11.8%	17.1	15.3	11.3%
Interconnection	13.2	12.9	1.9%	13.2	10.7	23.4%
Data as % of service revenues (%)	7.7	6.4	1.4pp	7.6	7.0	0.6pp
SARC (R$)	118.2	123.8	(4.6)%	112.6	133.0	(15.3)%
Employees	5,418	6,018	(10.0)%	5,418	6,018	(10.0)%

(1) Operating data calculated using Brazilian GAAP. (2) Includes the database adjustment undertaken in 2Q06 of 1,823 thousand customers.

Vivo’s customer base increased by 9.0% y.o.y to 31,320 thousand, with net additions reaching 1,080 thousand in 3Q07 on the back of significantly higher commercial activity when compared with the same period of last year. Gross additions in the quarter increased by 30% y.o.y and were centred on the Father’s Day campaign. GSM accounted for approximately 77% of total gross additions in 3Q07, bringing the total number of GSM customers to 6.8 million at the end of 3Q07, equivalent to 22% of total customers. As part of the continued focus on improving customer satisfaction and usage, Vivo launched a set of postpaid plans, called “Vivo Escolha”, in 3Q06. After one year of introducing the new family of plans, approximately 63% of the postpaid customer base (excluding corporates) has already moved to a “Vivo Escolha” plan. Vivo’s focus on providing the best network quality and the best service offering has been resulting in improved customer satisfaction levels, as evidenced by recent consumer surveys.

Vivo’s blended MOU remained flat in 3Q07 at 77 minutes, with the increase in outgoing MOU (+7.7% y.o.y) offsetting the reduction in incoming MOU. The success of the prepaid and recently introduced postpaid plans underpinned the performance of outgoing MOU.

Vivo’s blended ARPU reached R$ 30.8 in 3Q07, an increase of 7.4% y.o.y, driven by the strong growth in customer ARPU, which increased by 11.8% y.o.y on account of increased usage and higher penetration of data services.

The take-up of data services continued to contribute towards ARPU growth, with data revenues increasing by 38.5% y.o.y in 3Q07. Data as a percentage of total service revenues increased by 1.4pp to 7.7% in 3Q07. In terms of data services, Vivo has leveraged on being the only operator using two technologies, positioning

CDMA/EVDO as the best solution for mobile data. As a result, Vivo has continued to experience strong growth in its WAP and ZAP (EVDO data cards) offers. Recently it introduced innovative services such as Vivo Play (downloads and video streaming) and Vivo Flash (residential wireless broadband access for desktops).

Other International Assets

Table 20 _ Highlights of Main Assets in Africa and Asia (9M07) (1) (2)	thousand (customers), million (financials)

	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Euro	EBITDA Euro
Médi Télécom (3)	32.18%	6,524.1	3,702.9	4.4%	1,637.5	2.1%	44.2%	331.0	146.4
Unitel (3) (5)	25.00%	2,801.8	612.2	36.4%	374.2	23.1%	61.1%	454.2	277.7
MTC (4) (5)	34.00%	743.5	844.7	19.3%	435.5	1.2%	51.6%	87.6	45.2
CVT (4) (5)	40.00%	207.6	5,445.4	6.3%	3,419.3	8.1%	62.8%	49.4	31.0
CTM (3)	28.00%	509.0	1,637.4	4.9%	686.3	16.7%	41.9%	151.0	63.3
CST (4) (5)	51.00%	32.7	112,174.8	10.6%	38,408.8	9.6%	34.2%	6.2	2.1
Timor Telecom (4)	41.12%	70.1	22.5	36.7%	10.9	46.5%	48.3%	16.7	8.1

(1) All information prepared in accordance with local GAAP. (2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT and Timor Telecom. (3) Equity consolidation method. (4) Full consolidation method. (5) These stakes are held by Africatel, which is controlled 78% by PT.

Médi Télécom revenues increased by 4.4% y.o.y in 9M07 to MAD 3,703 million, while EBITDA increased by 2.1% y.o.y to MAD 1,638 million, reflecting the growth of commercial expenses due to increased competition in the market with the entry of a third operator. The mobile customer base increased by 53.2% y.o.y to 6,524 thousand, with net additions in 9M07 totalling 1,351 thousand, driven by the sale of SIM-only packages. MOU decreased by 5.9% y.o.y in 9M07 to 49 minutes. ARPU totalled MAD 72 in 9M07, a decrease of 22.9% over the same period of last year, mainly due to the significant growth of the customer base.

Unitel’s revenues and EBITDA increased by 36.4% and 23.1% y.o.y respectively in 9M07, underpinned by strong customer growth, both in Luanda and in the main districts of the country. EBITDA margin reached 61.1% in 9M07. Net additions totalled 753 thousand in 9M07, with the total customer base reaching 2,802 thousand at the end of September 2007, an increase of 64.8% over the same period of last year. Unitel’s MOU decreased by 9.4% y.o.y in 9M07 to 117 minutes, due to the strong increase in the customer base. ARPU totalled USD 27 in 9M07, a decrease of 19.8% over the same period of last year, as a result of the strong growth in the customer base.

MTC’s revenues and EBITDA increased by 19.3% and 1.2% y.o.y respectively in 9M07. The reduction in EBITDA margin to 51.6% is explained by the increase in subscriber acquisition costs, due to higher commercial activity particularly in postpaid, higher leased line costs related to network rollout and higher personnel costs. Net additions totalled 134 thousand in 9M07, with total customers reaching 744 thousand at the end of September 2007, an increase of 33.9% over the same period of last year. Postpaid customers increased by 38.4% y.o.y, representing 9% of total customer base. ARPU totalled NAD 137 in 9M07, a decrease of 14.0% y.o.y, primarily as a result of the growth in the customer base in the period.

CVT’s revenues and EBITDA increased by 6.3% and 8.1% y.o.y respectively in 9M07, mainly due to the strong growth in mobile customers, which increased by 37.3% y.o.y to 134 thousand customers. Mobile MOU reached 90 minutes, an increase of 14% y.o.y in 9M07. Mobile ARPU in 9M07 was CVE 2.765, a decrease of 10.4% y.o.y. EBITDA Margin was 62.8%.

CTM’s revenues increased by 4.9% y.o.y to MOP 1,637 million in 9M07, as a result of the increase in the number of mobile and broadband customers. EBITDA improved by 16.7% y.o.y to MOP 686 million in 9M07. In the mobile division, customers increased by 14.6% y.o.y to 331 thousand at the end of September 2007. CTM’s mobile ARPU decreased by 17,6% y.o.y to MOP 215 in 9M07, as a result of the growth in the customer base.

CST’s revenues increased by 10.6% y.o.y to STD 112.175 million in 9M07, with EBITDA growing by 9.6% y.o.y to STD 38.409 million. In the mobile division, CST added 7 thousand customers in 9M07, bringing the total number of customers to 25 thousand at the end of September 2007, an increase of 44.1% y.o.y. Mobile MOU decreased by 26% y.o.y in 9M07, reaching 61 minutes, as a result of the growth in the customer base. Mobile ARPU was STD 292 thousand in 9M07, a decrease of 25.8% over the same period of last year.

Timor Telecom’s revenues and EBITDA increased by 36.7% and 46.5% y.o.y respectively, mainly as a result of the strong increase in the number of mobile customers. Timor Telecom had net additions of 18 thousand increasing the total customer base to 68 thousand at the end of September 2007, an increase of 60.9% y.o.y. Mobile MOU decreased by 1.8% y.o.y to 102 minutes. Mobile ARPU was USD 33 in 9M07, a decrease of 7.9% over the same period of last year.

Subsequent Events

Completion of the PT Multimédia Spin-off

7 November 2007 _ PT announced that the spin-off of PTM was concluded with the distribution to its shareholders of its interest in PTM. Each shareholder was allotted 0.176067 PTM shares for each PT share held, subject to the effects of the withholding tax and fractional share payments, with a total of 154.9 million shares being transferred to the shareholders’ accounts, representing 50.1% of the share capital and voting rights in PTM. As a result of the application of the withholding tax and the fractional shares mechanisms, PT retained an interest of 8.3% of PTM’ s share capital, corresponding to 25.7 million shares. For additional information please refer to the press releases published on 12 and 30 October 2007, as well on 6 and 7 November 2007.

13 November 2007 _ Following the sale of the PT Multimedia shares, retained through the application of the withholding tax and the fractional shares mechanisms in connection with the spin-off process, PT no longer holds PTM shares in its balance sheet. The buyers of such PTM shares have agreed to a 6-month lock-up period, as per US legal requirements.

Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

Conference Call details

Date: 14 November 2007

Time: 16:00 (Portugal/UK), 17:00 (CET), 11:00 (US/NY)

Telephones numbers

Outside US: +1 201 689 8261

US and Canada: 877 869 3847

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 260895)

US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 260895)

Contacts

Luís Pacheco de Melo
Chief Financial Officer

luis.p.melo@telecom.pt

Francisco Nunes
Chief Accounting Officer

francisco.nunes@telecom.pt

Nuno Prego
Investor Relations Officer

nuno.prego@telecom.pt

Portugal Telecom
Avenida Fontes Pereira de Melo, 40
1069-300 Lisboa, Portugal

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.